SECURIT 05038802 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive, Suite 800
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johann Nanayakkara 703-821-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

108 Center Street, N., 2nd Floor, (Address) Vienna, (City) VA (State) 22180 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johann Nanayakkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

We have audited the accompanying balance sheets of Capitol Securities Management, Inc. (a Virginia Corporation) as of December 31, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner Jones & Associates PLLC

Vienna, Virginia
February 20, 2005

Capitol Securities Management, Inc.
Balance Sheets
As of December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 97,177	$ 141,475
Commissions receivable from broker-dealers	$ 681,680	$ 738,024
Other receivables	18,800	4,700
Deferred tax	54,170	-
Investments	230,240	53,959
Total current assets	1,082,067	955,082
PROPERTY, PLANT AND EQUIPMENT		
Furniture and equipment	141,343	128,624
Leasehold improvements	29,249	29,249
Total property, plant and equipment	170,592	157,873
Less accumulated depreciation	(132,848)	(110,913)
Net property, plant and equipment	37,744	46,960
OTHER ASSETS		
NASD public shares	-	20,100
Deposits	25,798	25,798
Total other assets	25,798	45,898
TOTAL ASSETS	$ 1,145,609	$ 1,047,940

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Balance Sheets (continued)
As of December 31, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 17,657	$ 120
Payable to brokers and dealers	723,465	525,941
Income taxes payable	54,170	13,061
Total current liabilities	795,292	539,122
Total liabilities	795,292	539,122
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, (5,000 shares authorized, 100 issued and outstanding)	100	100
Additional paid in capital	70,900	70,900
Retained earnings	279,317	437,818
Total stockholders' equity	350,317	508,818
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,145,609	$ 1,047,940

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings
For The Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES:		
Commissions, net	$ 10,084,030	$ 10,848,990
Market valuation income (loss)	5,131	15,092
Total revenues	$ 10,089,161	$ 10,864,082
EXPENSES:		
Advertising	2,208	6,175
Auto expenses	94,596	90,784
Clearing fees expense	447,979	506,852
Commission expense	6,002,706	6,208,901
Charitable contributions	3,725	350
Computer expense	295,284	153,514
Depreciation	21,935	25,153
Dues and subscriptions	33,542	7,910
Employee benefits	101,737	142,162
Fines and penalties	279	163
Insurance	413,367	357,304
Interest and bank charges	21,578	15,954
Occupancy costs	370,846	323,500
Office supplies and expense	107,693	106,375
Payroll taxes	196,803	177,986
Postage and delivery	26,565	42,043
Printing and copying	26,958	10,782
Professional and management fees	351,417	427,229
Repairs and maintenance	12,757	-
Salaries	1,515,758	1,309,075
Taxes and licenses	78,825	86,541
Telephone	51,353	50,167
Travel, entertainment and meetings	129,937	154,403
Loss reimbursement	30,910	656,619
Total expenses	10,338,758	10,859,942

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings (continued)
For The Year Ended December 31, 2004 and 2003

	2004	2003
Net income/(loss) from operations	$ (249,597)	$ 4,140
Interest income	111,196	4,336
Loss on NASD shares	(20,100)	-
Net income (loss) before provision for income taxes	(158,501)	8,476
Provision for income tax:	-	12,898
Net income (loss)	(158,501)	(4,422)
Retained earnings, beginning of year	437,818	442,240
Retained earnings, end of year	$ 279,317	$ 437,818

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For The Years Ended December 31, 2004 and 2003

	2004	2003
Subordinated liabilities, beginning of year	$ -	$ 150,000
Borrowing under subordinated agreement	-	-
Payments on subordinated debt	-	150,000
Subordinated liabilites, end of year	$ -	$ -

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Cash Flows
For The Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (158,501)	$ (4,422)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	21,935	25,153
Change in commissions receivable	56,344	(145,646)
Change in due from affiliates	-	158,429
Change in loans to officers	-	221,113
Increase in other assets	20,100	-
Change in other receivables	(14,100)	(4,112)
Change in accounts payable	17,537	(57,144)
Change in commissions payable	197,524	117,238
Change in other current liabilities	(13,061)	(138,579)
Net cash flows provided (used) by operating activities	127,778	172,030
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Acquisition)/disposal of fixed assets	(12,719)	(35,087)
Investment in marketable securities	(159,357)	(16,924)
Net cash used by investing activities	(172,076)	(35,087)
NET INCREASE (DECREASE) IN CASH	(44,298)	136,943
CASH, BEGINNING OF PERIOD	141,475	75,415
CASH, END OF PERIOD	$ 97,177	$ 212,358
SUPPLEMENTAL DISCLOSURES:		
Cash paid for income taxes	13,061	1,602
Cash paid for interest expense	493	6,969

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.

Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2004 and 2003

	Common Stock		Capital in	Retained	
	Shares	Amount	Excess of Par	Earnings	Totals
Balance: December 31, 2002	100	$ 100	$ 70,900	$ 442,240	513,240
Net Income/(Loss)	-	-	-	(4,422)	(4,422)
Balance: December 31, 2003	100	$ 100	$ 70,900	$ 437,818	$ 508,818
Net Income/(Loss)	-	-	-	(158,501)	(158,501)
Balance: December 31, 2004	100	$ 100	$ 70,900	$ 279,317	$ 350,317

See accompanying notes and accountant's audit report

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Capitol Securities Management, Incorporated Virginia Incorporation) is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC).

Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment are stated at cost. The Corporation uses accelerated methods in computing depreciation for financial statement purposes. Expenditures for repairs and maintenance are charged to income, and renewals and replacements are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.

Estimated useful lives are as follows:

Computers	3-5 years
Furniture	5-7 years
Leasehold improvements	39 years

Depreciation expense for the years ending December 31, 2004 and 2003 was $21,935 and $25,153, respectively.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned pro rata basis over the term of the contract.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The deferred tax for the year ended December 31, 2003 was immaterial and not presented.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense:

The Corporation expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations for the years ending December 31, 2004 and 2003 were $2,208 and 6,175, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Corporation's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable.

The Corporation places its cash deposits in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limit.

A significant portion of the amount receivable from brokers and dealers as of December 31, 2004 and 2003 is due from the brokerage firm of ADP Clearing and Outsourcing, Inc.

NOTE 3 – PROFIT SHARING PLAN

The Corporation provides a profit sharing plan (401K plan), which covers substantially all employees. Under the terms of the plan, the Corporation makes the following contributions to the plan:

1. the amount of total salary reductions of all plan participants, plus

2. a matching contribution of up to three percent (3%) of eligible salary

For the years ending December 31, 2004 and 2003, the Corporation matched employee contributions of $74,467 and $92,136, respectively.

NOTE 4 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 and 2003 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

NOTE 5 – LEASE COMMITMENTS

The Corporation leases office space in McLean, Virginia and Boston, Massachusetts, the terms of which expire on March 31, 2010 and, February 28, 2008 respectively.

Future payments on operating leases as of December 31, 2004 and 2003 are as follows:

Years Ended December 31,	2004	2003
2004	$ 0	$ 360,922
2005	$ 369,135	$ 281,646
2006	$ 377,578	$ 290,098
2007	$ 386,278	$ 298,798
2008	$ 322,342	$ 307,762
2009	$ 316,995	$ 316,995
Thereafter	$ 79,830	$ 79,830
Total	$ 1,852,158	$ 1,936,051

NOTE 6 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $201,932, which was $148,886 in excess of its required net capital of $53,046. The net capital ratio was 3.94 to 1. For 2003, the Corporation had qualified net capital of $411,260, which was $361,260 in excess of its required net capital of $50,000. The net capital ratio was 1.28 to 1.

NOTE 7 – PROVISION FOR INCOME TAX

At December 31, 2004, the Company recorded deferred tax liabilities due to the different methods of recognizing revenue and expenses used in the financial statements and income tax returns. As of December 31, 2004 and 2003, the provision for income tax consists of the following components:

	2004	2003
Current	$ 54,170	$12,898
Deferred	(54,170)	0
Total tax provision	$ 0	$12,898

NOTE 8 - LOSS REIMBURSEMENT

As of December 31, 2002, the Company had two pending arbitration claims totaling $4,380,000. These claims were substantially in excess of the Company's insurance protection limit of $1,000,000 per occurrence. The claims allege breach of fiduciary duty, unauthorized trading and other related accusations. The Company settled these claims and the settlement is recorded as loss reimbursement. As of December 31, 2004, the Company along with other brokerage firms was named in an arbitration claim by a former WorldCom employee for $3,500,000. The Company believes the claims to be without merit and intend to vigorously defend the claims. As of the date of this report, the probable outcome of this claim could not be determined.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

During 2003, the Company signed a six year clearing agreement with ADP Clearing and Outsourcing, Inc.

Capitol Securities Management, Inc.

Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2004 and 2003
Schedule I

	2004	2003
Total stockholders' equity at December 31	$ 350,317	$ 508,818
Stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	350,317	508,818
Deductions and/or charges:		
Non allowable assets		
Receivables from non-customers	18,800	4,700
Net property and equipment, less related liabilities	37,744	46,960
Deferred taxes	54,170	
Prepaids, deposits, and other assets	25,798	45,898
Total deductions	136,512	97,558
Net capital before haircuts on securities positions	213,805	411,260
Haircuts on securities position	11,873	-
Total qualified net capital	$ 201,932	$ 411,260

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2004 and 2003
Schedule I

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2004	2003
Items included in the statement of financial position		
Payable to brokers and dealers	$ 723,465	$ 525,941
Accounts payable and other liabilities	71,827	120
Total aggregate indebtedness	$ 795,292	$ 526,061

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2004 and 2003
Schedule II

COMPUTATION OF NET CAPITAL REQUIREMENT

	2004	2003
Minimum net capital required based on aggregate indebtedness	$ 53,046	$ 35,088
Minimum dollar requirement	50,000	50,000
Net capital requirement	50,000	50,000
Excess net capital	$ 148,886	$ 350,627
Ratio: aggregate indebtedness to net capital	3.94	1.28

RECONCILIATION WITH CORPORATION'S COMPUTATION

	2004	2003
Net capital, as reported in corporation's focus report	$ 256,103	$ 413,689
Net audit adjustments	(54,171)	(13,062)
Net capital per above	$ 201,932	$ 400,627

Audit adjustments effecting net capital were for recording income taxes currently due.

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2004 and 2003
Schedule III

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customer received in connection with its activities as a broker.

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Computation for Determination of Reserve Requirement
Under Rule 15C-3-3 of the
Securities and Exchange Commission
For The Years Ended December 31, 2004 and 2003
Schedule IV

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer securities. The conditions for this exception were complied with for the periods ended December 31, 2004 and 2003.

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer (Correspondent Services Corporation) who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customers received in connection with its activities as a broker.

See accompanying notes and accountant's audit report

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

REPORT ON INTERNAL ACCOUNTING CONTROL
BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

In planning and performing our audit of the financial statements of Capitol Securities Management, Incorporated (the Corporation), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson, Greenspon & Associates PLLC

Vienna, Virginia
February 20, 2005